SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                       Crown Central Petroleum Corporation
                       -----------------------------------
                                (Name of Issuer)

                              Class B Common Stock
                              --------------------
                         (Title of Class of Securities)

                                   228219-30-9
                                   -----------
                                 (CUSIP Number)

                              John A. Marzulli, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 7, 2000
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

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         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 8 to Schedule 13D amends and supplements the
Schedule 13D filed jointly by the parties named herein with the Securities and Exchange Commission on January 12, 1999 as previously amended.

Item 4.  Purpose of Transaction

         Item 4 is amended to add at the end thereof the following paragraph:

         On Friday, April 7, 2000, Mr. Michael Dacey, chairman of the independent committee of Crown's board of directors, informed Mr. Edward L. Rosenberg, President of Rosemore, that, on the basis of the parties' negotiations, if Rosemore were willing to raise its proposed price to acquire Crown's outstanding shares from $9.35 a share to $9.50 a share, the independent committee would be able to recommend that the Crown board accept such proposal. After some discussion, Mr. Rosenberg agreed, and at approximately 8:30 p.m. on April 7, 2000, Rosemore, Crown and Rosemore Acquisition Corporation, a Maryland corporation and indirect wholly-owned subsidiary of Rosemore ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Merger Sub will merge (the "Merger") with and into Crown, with Crown being the surviving corporation and an indirect wholly-owned subsidiary of Rosemore. The Merger is subject to customary closing conditions, including receipt of necessary governmental approvals. The Merger Agreement is attached hereto as Exhibit 18 and is incorporated by reference herein.


Item 6. Contracts, Agreements, Understandings or Relationships with respect to Securities of the Issuer.

         Item 6 is amended to add at the end thereof the following paragraph:

         On Friday, April 7, 2000, Rosemore, Crown and Merger Sub entered into the Merger Agreement. The Merger Agreement is attached hereto as
         Exhibit 18 and is incorporated by reference herein.

Item 7.  Material To Be Filed as Exhibits

         Item 7 is hereby amended by adding the following at the end thereof:

         Exhibit 17 - Joint Filing Agreement as required by Rule
         13d-1(k).

         Exhibit 18 - Merger Agreement dated as of April 7, 2000 between Rosemore, Crown and Rosemore Acquisition Corporation.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             ROSEMORE, INC.

April 10, 2000                               By:      /s/ Edward L. Rosenberg
                                                      -----------------------
                                             Name:     Edward L. Rosenberg
                                             Title:    President

                                             ROSEMORE HOLDINGS, INC.

April 10, 2000                               By:      /s/ Edward L. Rosenberg
                                                      -----------------------
                                             Name:    Edward L. Rosenberg
                                             Title:   President

April 10, 2000                               Ruth Carol R. Marder*
                                             --------------------
                                             Ruth Carol R. Marder

April 10, 2000                               Henry A. Rosenberg, Jr.*
                                             ----------------------
                                             Henry A. Rosenberg, Jr.

April 10, 2000                               Judith R. Hoffberger*
                                             -----------------------
                                             Judith R. Hoffberger

April 10, 2000                               /s/ Edward L. Rosenberg
                                             -----------------------
                                             Edward L. Rosenberg

April 10, 2000                               Jeffrey A. Hoffberger*
                                             -----------------------
                                             Jeffrey A. Hoffberger

April 10, 2000                               Lisa J. Bertelsen*
                                             -----------------------
                                             Lisa J. Bertelsen

April 10, 2000                               Frank B. Rosenberg*
                                             -----------------------
                                             Frank B. Rosenberg

                                             By:  /s/ Edward L. Rosenberg
                                                -------------------------
                                                *Edward L. Rosenberg
                                                Attorney-in-Fact

                                    EXHIBITS

Exhibit
Number               Description

17.                  Joint Filing Agreement as required by Rule
                     13d-1(k).

18. Merger Agreement, dated April 7, 2000 between Rosemore, Crown and Rosemore Acquisition Corporation.

                                                                      EXHIBIT 17

         The undersigned hereby agree that Amendment No. 8 ("Amendment No. 8") to the Statement on Schedule 13D, filed jointly by the parties named herein with the Securities and Exchange Commission on January 12, 1999, with respect to the Class A and Class B Common Stock of Crown Central Petroleum Corporation, a Maryland corporation, is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to Amendment No. 8.

                                             ROSEMORE, INC.

April 10, 2000                               By:      /s/ Edward L. Rosenberg
                                                          -------------------
                                             Name:    Edward L. Rosenberg
                                             Title:   President

                                             ROSEMORE HOLDINGS, INC.

April 10, 2000                               By:      /s/ Edward L. Rosenberg
                                                          -------------------
                                             Name:     Edward L. Rosenberg
                                             Title:    President

April 10, 2000                               Ruth Carol R. Marder*
                                             --------------------
                                             Ruth Carol R. Marder

April 10, 2000                               Henry A. Rosenberg, Jr.*
                                             ----------------------
                                             Henry A. Rosenberg, Jr.

April 10, 2000                               Judith R. Hoffberger*
                                             ---------------------
                                             Judith R. Hoffberger

April 10, 2000                               /s/ Edward L. Rosenberg
                                             -----------------------
                                             Edward L. Rosenberg

April 10, 2000                               Jeffrey A. Hoffberger*
                                             ----------------------
                                             Jeffrey A. Hoffberger

April 10, 2000                               Lisa J. Bertelsen*
                                             ---------------------
                                             Lisa J. Bertelsen

April 10, 2000                               Frank B. Rosenberg*
                                             ---------------------
                                             Frank B. Rosenberg

                                             By:/s/ Edward L. Rosenberg
                                                -----------------------
                                             *Edward L. Rosenberg
                                             Attorney-in-Fact